                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549

                                  FORM 12b-25

                                                  Commission File Number:_______

                          NOTIFICATION OF LATE FILING


(Check One): [_]  Form 10-K  [_]  Form 11-K             [_]  Form 20-F             [X]  Form 10-Q

[_]  Form N-SAR

        For Period Ended:  May 5, 2001
                         ----------------------------------

[_]  Transition Report on Form 10-K                     [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F                     [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

        For the Transition Period Ended:________________________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________



                                    PART I
                           REGISTRATION INFORMATION

Full name of the registrant  Zany Brainy, Inc.
                             ---------------------------------------------------

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

2520 Renaissance Blvd.
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City, state and zip code King of Prussia, Pennsylvania 19406
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                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or a portion thereof could not be filed within the prescribed period (Attach extra sheets if needed):

     As previously reported in the Registrant's Form 8-K filed with the Securities and Exchange Commission on May 15, 2001, the Registrant and five of its subsidiaries filed voluntarily petitions for relief under chapter 11 of title 11 the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Registrant has been focused on dealing with issues attendant with its Chapter 11 filing, with the aim of resolving its bankruptcy cases as expeditiously as possible. As a result, the Registrant has been engaged in providing substantial data and support to its Chapter 11 reorganization efforts, including providing financial and other information to, among other parties, the Bankruptcy Court, the creditors committee and other interested parties. It has been unable, without unreasonable expense and effort, to simultaneously compile the information necessary to complete this filing within the prescribed time period. The Registrant intends to complete the filing no later than June 25, 2001.

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                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of the person to contact in regard to this notification:

Daniel Kaufman                                 (610) 278-7800
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      (Name)                                   (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [x] Yes    [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [_] Yes    [X] No

      If so: attach an explanation of anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Zany Brainy, Inc.
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                 (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 18, 2001               By:   /s/ Thomas G. Vellios
      -------------                  ---------------------------------
                                      Thomas G. Vellios
                                      Chief Executive Officer and President

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